CONSENT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT

We hereby consent to the use in this Form S-1 Registration Statement of our report, dated March 7, 2003 except for Note 18, as to which the date is April 14, 2003, relating to the consolidated financial statements of Metropolitan Health Networks, Inc. and Subsidiaries, and to the reference of our Firm under the caption "Experts" in the Prospectus.

Kaufman, Rossin & Co.

KAUFMAN, ROSSIN & CO.

Miami, Florida
December 15, 2003

```
┌─────────────────────────────────────────┐
│   TRANSMISSION VERIFICATION REPORT       │
└─────────────────────────────────────────┘

                              TIME  : 12/16/2003 17:53
                              NAME  :
                              FAX   :
                              TEL   :
                              SER.# : BROA3J983263
```

```
DATE,TIME              12/16  17:53
FAX NO./NAME           15618058508
DURATION               00:00:30
PAGE(S)                02
RESULT                 OK
MODE                   STANDARD
                       ECM
```

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

www.krco-cpa.com

FAX TRANSMISSION:

Date: December 16, 2003

To: David Gartner **Fax #:** (561) 805-8508

Of: Metropolitan Health Networks, Inc.

Phone #: (561) 805-8500

From: Patrick F. Gannon **Phone #:** (305) 858-5600

Fax #: (305) 856-3284

Number of pages: 2 **Priority:** High ☑ Normal ☐

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Message:

IN THE EVENT OF PROBLEMS DURING TRANSMISSION, PLEASE CONTACT SENDER AT 305.858.5600.

MIAMI ■ FT. LAUDERDALE ■ BOCA RATON